Organigram and Lift & Co. Enhance Education of Cannabis Frontline Staff via
Brand-Specific Training Program

  Organigram first licensed producer in Canada to deliver brand education through CanSell platform to front-line retailers
  CannSell, available to retailers in eight jurisdictions is the sole, mandatory approved training program for all cannabis retail staff in the Province of Ontario
  CanSell Certification program developed in partnership with MADD Canada

MONCTON, New Brunswick July 10, 2019 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX VENTURE: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce a collaboration with Lift & Co. Corp ("Lift & Co.") (TSXV: LIFT) (OTCQB: LFCOF) to support the launch of Canada’s first branded cannabis educational program via Lift & Co.’s CannSell retail training program.

CannSell’s retail certification program, developed in partnership with MADD Canada to promote the responsible sale of cannabis, is available in seven provinces and one territory. CannSell stands as the sole mandatory, provincially-approved cannabis training program for all Ontario retail workers. Organigram is the first licensed producer in Canada to partner with Lift & Co. on educational content on the platform focusing on the Company’s unique growing processes and product attributes.

“Education and public safety are top priorities for Organigram. We’re pleased to partner with Lift & Co. on this module, which will ensure that thousands of front-line retail staff receive up-to-date and essential information about safe consumption, high-quality cannabis products and important regulations,” says Greg Engel, CEO, Organigram. “It’s no secret that producers face challenges reaching consumers in this highly-regulated environment; connecting with and educating retail staff provides a unique opportunity to bring our brand messages to life right in the places consumers are making purchase decisions.”

The rollout of the Organigram-branded module, which began in June, will deliver digital training on Organigram’s unique, three-tiered growing methodology, best practices and Edison Cannabis Co. and Edison Reserve products to budtenders across Canada.

“We opened up our CannSell platform to allow select brands, such as Edison Cannabis Co., to develop digital education modules for retail budtenders that showcase their brands and contribute to the education of consumers,” says Matei Olaru CEO Lift & Co. “This module will allow Organigram to connect directly with budtenders at any time and educate retail staff about their product attributes, best practices and stay top-of-mind with budtenders - the only people in the value chain speaking directly with consumers.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About Lift & Co.

Lift & Co. (TSXV: LIFT) is a publicly-traded technology company modernizing the cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company and Lift believe that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company and Lift disclaim any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Organigram Investor Relations enquiries, please contact:
Amy Schwalm
Organigram
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Organigram Media enquiries, please contact:
Ray Gracewood
Organigram
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653

For Lift & Co. Investor Relations enquiries, please contact:
Prit Singh
Thesis Capital
psingh@thesiscapital.ca
(905) 510-7636

For Lift & Co. Media enquiries, please contact:
Sara McMillen
Director, Communications and Government Relations
Lift & Co.
smcmillen@lift.co
(416) 220-9536